As filed with the Securities and Exchange Commission on April 26, 2012

Registration No. 333-174539

UNITED STATES SECURITIES AND

EXCHANGE COMMISSION

Washington, D.C. 20549

Pre-effective Amendment No. 4 to

FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

PERNIX GROUP, INC.

(Exact name of registrant as specified in its charter)

DELAWARE	1520	36-4025775
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
Incorporation or organization)	Classification Code Number)	Identification Number)

151 E. 22nd Street Lombard, Illinois 60148 (630) 620-4787	Carol Groeber Controller and Principal Accounting Officer 151 E. 22nd Street Lombard, Illinois 60148 (630) 620-4787
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)	(Name, address, including zip code, and telephone number, including area code, of agent for service)

With Copies of Communications to:

Jeff Mattson, Esq.

Freeborn & Peters LLP

311 South Wacker Drive

Suite 3000

Chicago, IL 60606

(312) 360-6000

From time to time after the effective date of this registration statement

(Approximate date of commencement of proposed sale to the public)

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated Filer ☐
Non-accelerated filer ☐	Smaller reporting company ☒
(Do not check if a smaller reporting company)

Calculation of Registration Fee

Title of Each Class of Securities to be Registered	Amount to be Registered (1)	Proposed Maximum Offering-Price Per Share (2)	Underwriter Fees (3)	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee
Common Stock, par value $0.01 per share	5,000,000	$5.00	N/A	$25,000,000.00	$2,865.00
Common Stock, par value $0.01 per share	6,245,585	$0.75	N/A	$4,684,188.75	$536.81

(1) Pursuant to Rule 416(a) of the Securities Act of 1933, as amended, this registration statement shall be deemed to cover additional securities that may be offered or issued to prevent dilution resulting from stock splits, stock dividends or similar transactions.

(2) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) promulgated under the Securities Act. The fee was calculated based on (i) a per share average of the bid and ask price of the registrant’s common stock which was $0.05 as reported on the Over-The-Counter Bulletin Board on June 24, 2011 ($0.75 on a post reverse stock split basis) for existing shareholder shares and based on (ii) the market value of assets yielding a share price of $5.00 per share as of May 10, 2012 in accordance with the method to be used in calculating the daily offering price for the shares for the Company offering.

(3) No Underwriters have been solicited or engaged in connection with this primary offering. Therefore, no underwriter expenses or commissions have been deducted from the offering price to determine the net proceeds that will be available to the Company. Based on review of other similar filings, if an underwriter were to be engaged, we anticipate that the related commissions would result in approximately a 4% ($0.20 per share or $1.0 million) reduction in the amount of the proceeds, bringing the total proceeds to $24.0 million.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is declared effective. This prospectus is not an offer to sell these securities, and we are not soliciting offers to buy these securities, in any state where the offer or sale is not permitted.

PROSPECTUS

(SUBJECT TO COMPLETION, Dated May 10, 2012)

11,245,585 Shares

PERNIX GROUP, INC.

Common Stock

This prospectus relates to a total of 11,245,585 shares of our common stock, of which 5,000,000 shares are being registered for sale by Pernix Group, Inc. in an initial primary offering in reliance of rule 415(A)(1)(ix) and up to 6,245,585 shares are being registered for sale from time to time by the selling stockholders named in this prospectus in a secondary offering in reliance of rule 415(A)(1)(i).

The offering of our shares may be a “best efforts” offering, which means that we would use our best efforts to sell the common stock and there would be no commitment by any person to purchase any shares and the shares may not be sold or may be sold at some unknown future time. The shares to be offered for our account will be offered at a fixed price at the time of the sale. There is no minimum number of shares required to be sold to close the offering. Any proceeds from the sale of the 5,000,000 shares will be used for general corporate purposes and/or to finance certain business acquisition(s). The shares may be sold to existing stockholders or new stockholders.

We are also registering in a secondary offering 6,245,585 previously issued shares of our common stock, which may be resold from time to time by the selling stockholders or their permitted transferees, distributees, donees, pledges, assignees or other successors in interest. The selling stockholders may sell all or a portion of their shares through public or private transactions at prevailing market prices or at privately negotiated prices. We will not receive any of the proceeds from the sale of shares by the selling stockholders.

There is not an underwriter engaged on this offering. More information about how the shares of common stock may be sold as set forth in the section entitled “Plan of Distribution” beginning on page 19 of this prospectus.

Our common stock is quoted on the Over the Counter Bulletin Board under the symbol “PRXG.” The last reported sale price of our common stock on the Over the Counter Bulletin Board on a pre-reverse stock split basis was for $0.05 per share on June 24, 2011 ($0.75 on a post reverse stock split basis).

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD PURCHASE SECURITIES ONLY IF YOU CAN AFFORD A COMPLETE LOSS. SEE “RISK FACTORS” BEGINNING ON PAGE 6 OF THIS PROSPECTUS.

The date of this Prospectus is .

You should read this prospectus and any prospectus supplement carefully before you decide to invest. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this document.

We will be responsible for all fees and expenses incurred in connection with the preparation and filing of this registration statement. We will not be required to pay any underwriters’ discounts or commissions relating to the securities covered by the registration statement as it has not engaged any underwriter in connection with this offering.

Unless otherwise specified, the information in this prospectus is set forth as of             , and we anticipate that changes in our affairs will occur after such date. We have not authorized any person to give any information or to make any representations, other than as contained in this prospectus, in connection with the offer contained in this prospectus. If any person gives you any information or makes representations in connection with this offer, do not rely on it as information we have authorized. This prospectus is not an offer to sell our common stock in any state or other jurisdiction to any person to whom it is unlawful to make such offer.

Neither the delivery of this Prospectus nor any sale made in connection with this Prospectus shall, under any circumstances, create any implication that there has been no change in our affairs since the date of this Prospectus or that the information contained by reference to this Prospectus is correct as of any time after its date. The information in this Prospectus is accurate only as of the date of this Prospectus, regardless of the time of delivery of this Prospectus or any sale of common stock. The rules of the Securities and Exchange Commission (“SEC”) may require us to update this Prospectus in the future.

i

PROSPECTUS SUMMARY

The following information is a summary of the prospectus and it does not contain all of the information you should consider before making an investment decision. You should read the entire prospectus carefully, including the financial statements and the notes relating to the financial statements that have been incorporated by reference along with other filings detailed below. The terms “Pernix,” “Pernix Group,” “PGI”, “Company,” “we,” “us” and “our” as used in this prospectus refer to Pernix Group, Inc. and its subsidiaries as a combined entity.

About Us

We were originally formed in 1995 as Telesource International Inc. Effective June 15, 2001, we were incorporated in the state of Delaware and in August 2001, we became an SEC registrant. We offer our services through two business segments: General Construction and Power Generation Services. Until March, 2012, we also operated a RF Transmitter Design, Manufacture and Installation business, TransRadio SenderSysteme, Berlin, A.G. (TransRadio). TransRadio was acquired in 2009 to serve as a global platform for cross-selling construction segment services. TransRadio had been a supplier to Pernix Group in connection with a broadcast station construction project that was previously completed on the remote island of Tinian and the acquisition was complementary to the Company’s core operations and augmented revenue. However, due to the violence and political turmoil from the “Arab Spring” in the Middle East coupled with the poor economic conditions in Europe, orders for transmitters and antennae deteriorated and although the radio transmitter segment did win two contracts in March 2012, the Company was unsure as to when historical levels of sales volume would again be achieved. On March 26, 2012, the Company executed an agreement to sell its 82% interest in TransRadio to Bevita Commercial Corporation, a related party for $1.2 million settled in cash and buyer assumption of all liabilities on the effective closing date, March 28, 2012. The loss on the sale of this discontinued operation, including the operating loss incurred in early 2012 until the date of sale, is expected to approximate $1.3 million, net of related tax benefits. As noted above, TransRadio accounted for $3.6 million and $2.7 million of 2011 and 2010 net losses, respectively. If not for these losses, Pernix would have had net income of $5.4 million in 2011 and would have reduced its net loss in 2010 to $1.2 million, respectively. The purpose of the sale was to curtail future losses attributable to TransRadio and to allow the Pernix management team to focus on the strategic initiatives pertaining to the Company’s Construction and Power segments. On April 20, 2012, the company filed a Form 8-K with pro forma financial statements reflecting Pernix Group, Inc. Consolidated Pro Forma Balance Sheet as of December 31, 2011 and Consolidated Pro Forma Statements of Operations for the years ended December 31, 2011 and 2010 as if the disposition of TransRadio had already occurred. This Form 8-K is incorporated by reference herein.

We currently provide our services in a broad range of end markets, including construction, construction management, energy, operations and maintenance services. The construction and power segments offer diversified general contracting, design/build and construction management services to public and private agencies. We have provided construction and power services since 1995 and have established a strong reputation within our markets by delivering complex projects and providing innovative facility operations and maintenance solutions to clients world-wide with an unwavering commitment to safety, quality, social responsibility and total customer satisfaction. We have established internationally experienced, high-performance management teams with a proven track record of successfully completing complex projects around the globe and in some of the most remote locations on the planet. We have over fifteen years of experience providing all of our services in international territories. We believe that these attributes are the foundation of Pernix’s success.

Pernix Group has transformed its operations from a capital intensive self-perform construction and power services company to a more agile, minimally leveraged design-build construction management services and facility Operation and Management (O&M) company that utilizes a more collaborative approach with strategic partners who possess niche capabilities. Pernix Group provides its customers with solutions that meet their time and budget constraints. In doing so, Pernix Group has managed to develop strong partner and customer relationships, which are the drivers behind significant contract awards the Company received in 2011 and early 2012 as delineated below.

To minimize overhead costs and maintain a worldwide capacity to handle complex projects, we have adopted a strategy of affiliating ourselves with highly capable subcontractors and business partners strategically located around the world. By collaborating with “best in class” subcontractors and partners, Pernix Group is able to provide the best fit to fulfill our customers’ project requirements. In a recent award from the U.S. Government, for example, we brought forward a team of companies that boasted 140 offices worldwide, over 60,000 employees, working on five continents. Our various joint venture partners, affiliates and business partners, combined with our own teams and internal resources, provide Pernix Group the ability to offer its customers a best in class solution to their construction needs, worldwide. These arrangements not only assist Pernix Group in winning larger projects, and they also assist in the mitigation of cost, design and other risks, provide us with experience managing larger projects, provide us with opportunities to expand current and create new relationships with  subcontractors and vendors, and enhance the number and type of contract opportunities that Pernix can consider, qualify for, bid on and win.

Many of our construction contracts are with governmental entities, such as the United States Department of State’s - Bureau of Overseas Buildings Operations (OBO) as well as select foreign governments. In most instances the bidding process requires an initial pre-qualification stage, followed by a proposal submission stage for qualified contractors. Pernix Group focuses its efforts in areas and on projects where we have a competitive advantage that is within our core competency. We minimize risk and develop winning strategies by thoroughly studying local markets, aligning ourselves with capable local or regional large prime-subcontractors, and establishing purchasing and logistics support locally, or regionally, whenever possible. Our performance history and record of client retention demonstrate the successful formula Pernix and its partners have developed to grow our business and achieve customer satisfaction. To highlight our accomplishments, the OBO has awarded three contracts in 2011 and early 2012 totaling over $200 million to Pernix-Serka Joint Venture (PS JV). PS JV has an office in Vienna, Virginia, in close proximity to U.S. Government agencies in order to closely tend to some of its most important customer relationships (including OBO) and to proactively manage contract execution for its customers.

PS JV is a highly effective joint venture with Serka Insaat ve Ticaret, A.S. (Serka). The joint venture, PS JV, is 52% owned by Pernix and 48% by Serka. In early 2011, PS JV was awarded a multi-billion dollar Indefinite Delivery Indefinite Quantity (IDIQ) contract with the OBO. This contract will provide PS JV with the opportunity to bid on a significant number of task orders for Containerized Housing Units (CHU) to be built internationally. The size of each task order is dependent upon the scope of work and there is no guarantee that PS JV will win any particular task order, but the overall IDIQ program is for five years and totals $12.0 billion. The amount of the awards to any one contractor cannot exceed $500 million in one base year or option year and $2.5 billion over the life of the contract should all four option years be awarded. PS JV has actively responded to several requests to bid under this IDIQ contract and has been awarded two contracts as described below with revenue totaling approximately $200 million under this program during the twelve months from April 2011 through March 2012.

On January 13, 2012 the OBO awarded PS JV, with a re-procurement contract having an estimated value of between $95 and $115 million for design and construction services work related to the former Sather Air Base in Iraq (n.k.a. the Baghdad Diplomatic Support Center). As of May 10, 2012, Pernix has received award notices and modifications totaling $50.2 million of the aforementioned total anticipated project value. Significant design and construction work commenced during the first quarter of 2012.

On April 14, 2011, PS JV was awarded a $92.7 million project to be constructed in Baghdad, Iraq under the IDIQ contract. This Project was originally known as the Shield project and more recently was renamed the Baghdad Police Academy Annex. As of December 31, 2011 the contract was approximately 51% complete. Since receiving the original award, PS JV has received modifications amounting to $10.4 million bringing the adjusted total contract value to $103.1 million. In March 2012 the PS JV received written notification from the DOS to suspend work on the project. Approximately 71% of the base contract amount was complete at the time of the suspension notification. Currently management estimates that the suspension could result in a reduction to the total contract value including change orders by up to 21%. OBO continues to be pleased with PS JV work and the suspension is not related to the execution of the contract. Conditions in Iraq are such that changes are naturally part of the experience and we are managing that process closely with the Department of State to work toward a fair resolution as it pertains to the Baghdad Police Academy Annex project.

On September 30, 2011, the PS JV was awarded an additional contract for an $80.3 million project to be completed in Baghdad, Iraq for the construction of an embassy and other structures. On October 21, 2011, the Company received a “Suspension of Work” notice from the U.S. Department of State. Ultimately, the contract was “Terminated for Convenience” because the government decided to “re-scope” the project. In March, 2012, the OBO released a task order proposal request as the project will be rebid as “re-scoped” with anticipated contract pricing in the $85 million to $95 million range. PS JV has been requested to and plans to rebid. The revised bid is expected to be submitted in early May, 2012. The breadth and depth of experience in embassy construction is significant to Pernix and is expected to be a key strategic component that the Company will utilize to bid on and win additional work with the Department of State as they intend to build or rehabilitate up to 35 embassies in the 2012 through 2017 timeframe.

In addition to the aforementioned IDIQ program awards, in the second quarter of 2011, the Company received an award notification from the OBO for an $18.1 million project to rehabilitate a facility in Niger, Africa. On August 3, 2011 we received a Limited Notice to Proceed on the procurement and shipping of items that will be required for the project. On August 16, 2011, Pernix received a $6.4 million change order to construct an additional building, bringing the total contract value for the Niger rehabilitation project to $24.5 million. Management anticipates substantial construction on the project to begin in the second quarter of 2012. In the fourth quarter of 2011, Pernix set up a limited liability company in Niger in connection with this contract. In connection with our recent experiences with the OBO, the Company has strategically strengthened our technical and management expertise and developed relationships that enable us to provide our clients with a broad spectrum of services that leverage the expertise and the construction resumes of the partners and of Pernix to the mutual benefit of all involved. In addition to PS JV, Pernix has also made alliances with partners who possess niche capabilities in restoration work as well as critical mass that enables Pernix to be part of a consortium of contractors with the intention of bidding and working together on large scale projects which Pernix may not be able to access on a stand-alone basis.

In 2006, the Company entered into a joint venture with SHBC, called Pernix/SHBC JV, (formerly Telesource International, Inc./Sayed Hamid Behbehani & Sons Co., Joint Venture, L.P.). This joint venture operates out of the Company’s Lombard, Illinois office and is a limited partnership with an equity split of 51% for the Company and 49% for SHBC. The joint venture was created for the purpose of bidding on US Government construction and infrastructure development projects.

In January 2007, the Pernix/SHBC JV received a final award and notice to proceed with a $42.5 million contract with subsequent change orders of $4.3 million to design and build a new embassy compound for the United States Department of State in Suva, Fiji. To execute this project, the Pernix / SHBC joint venture formed a wholly owned subsidiary in Fiji called Telesource SHBC (Fiji), Ltd. (TSF). In April of 2010 the Company was awarded a second contract of $8.1 million on the embassy compound in Fiji. We intend to leverage our experience in Fiji to bid on and obtain additional embassy and/or US Government projects.

Our power business segment includes construction and facilities O&M services. Specifically, Pernix Group provides plant engineering, design, procurement, construction, and operations & maintenance services from the power source through the distribution network on a worldwide basis. We have the capability to address a variety of power generating requirements from initial conceptual design to construction, through operating and maintaining diesel, hydro, and solar power facilities. Pernix is unique within the power industry as we can scale to various size projects, ranging from small to mid-sized projects on a stand-alone project basis and large projects in association with our strategic partners. This flexibility in the scale of projects on which we work reflects the well thought out design, agility and efficiency in our operations. Pernix also has a wealth of experience in the upgrade of existing facilities to achieve additional capacity and operational efficiencies by upgrading and replacing outdated or worn out equipment while endeavoring to use existing equipment when possible. These upgrade projects typically produce significant cost savings to our customers and can often be carried out while the power plant continues to operate, resulting in even greater cost savings to our customers.

Pernix Group’s general construction segment is complementary with our power plant construction offerings. We rely on our construction capability and strong affiliation with world-class design firms and subcontractors to provide comprehensive design-build and global power solutions. We have the resources to properly fit technology with our customers’ special requirements, budget and environmental considerations and restraints. Power plants are a significant investment and become a crucial part of a community’s survival, hence we take great care to understand what our customer requires, and ensure that the end product exceeds their expectations for today and contemplates their needs for the future. As noted in the construction segment discussion above, our state-of-the-art construction management services provide a systematic project review, including a comprehensive construction and start-up schedule. Our power plant construction methodology is not limited to building a facility; we also provide start up and commissioning services to ensure that the equipment is fully integrated with all other operating systems as well the transmission/distribution system and power grid. Furthermore, we provide the appropriate training for startup as well as future operations and maintenance.

In this segment we have also developed significant working relationships and joint-venture partners in order to expand our offerings, bring efficiencies to our project and reduce costs to our customers. Pernix has strong relationships with many of the world’s leading engine and turbine manufacturers and relies on these relationships to ensure that product is delivered on time and within budget. The Company has also formed a joint-venture with UEI Holdings, LLC. The joint venture is called Pernix Universal Energy JV. Pernix owns 70% and UEI Holdings owns 30% of the joint venture. This arrangement enables Pernix to expand its offerings and adds significant capabilities. UEI Holdings has experience with diverse power sources and technologies and over the past 15 years has managed, commissioned, designed, or helped build over 50,000MW of power generation facilities.

Pernix Group’s Power O&M provides an integrated scope of services to effectively maintain and manage all aspects of power operations. We partner closely with public and private entities to improve plant process, performance, reliability and customer service. Our focus is on reducing costs and ensuring a safe and efficient working environment for all involved. Pernix’s O&M services include maintenance & operations, engineering, on-going reliability studies, construction management, recovery/rebuild, specialty services and rehabilitation. We perform an audit of a customer’s operations and provide a comprehensive plan, including timelines for assuming responsibility of the operation as well as initial and long-term maintenance requirements. Our intense focus on machine performance and OEM maintenance requirements ensures efficient and long term operation of equipment. In all cases Pernix tries to make every effort to hire and train local staff. This is part of our commitment to bring jobs and add value to the communities where we work and serve.

As reported in our Form 10-K for the year ended December 31, 2011, our construction backlog grew to $71.0 million at December 31, 2011 from $2.2 million as of the prior year end, reflecting new contract awards totaling $120.5 million net of completed work totaling $51.7 million. Our Power segment facilities operation and management service expansion into Vanuatu also contributed significant pretax income to the power segment. Our construction segment benefitted from an increased need to provide secure facilities for U.S. Government personnel caused by instability in certain foreign countries. Our new Power segment subsidiary, Vanuatu Utilities and Infrastructure (VUI), benefitted from managing the power facilities on Vanuatu under a Memorandum of

Understanding (MOU) in 2011. VUI is currently awaiting a decision by the Government of Vanuatu regarding the concessionaire under a long term concession deed. We anticipate VUI being awarded the concession based on the tenuous relationship between the previous concessionaire and the Government of Vanuatu coupled with the positive reviews VUI has received from the Utilities Regulatory Authority of Vanuatu for work performed under the MOU. The positive performance of VUI tempered the financial impact of the August 2011 engine failure at one of our power plants in Fiji.

In light of these recent and notable successes in the construction and power segments coupled with the March, 2012 sale of the radio transmitter segment, management believes it is more likely than not that it will produce taxable income for the foreseeable future and that it is reasonably assured the Company has “turned the corner” to profitability. Consequently, the Company has reduced the valuation allowance on its net operating loss carry forwards and expects to implement “fresh start” accounting through a quasi-reorganization in the near future.

With respect to the offering by the selling stockholders, we will not receive any proceeds from the sale of shares by the selling stockholders. We will, however, receive proceeds from the previously unissued shares of our common stock that we may sell on the Over the Counter Bulletin Board in an amount equivalent to the fixed offering price times the number of previously unissued securities that are sold on the Over the Counter Bulletin Board, less the expenses of the registration statement process. The proceeds will be used for general business operations and / or to finance certain business acquisition(s).

Company Information

Our principal executive offices are located at 151 E. 22nd Street, Lombard, Illinois 60148. Our telephone number is (630) 620-4787 and our website address is www.pernixgroup.com. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider information contained on our website as part of this prospectus.

THE OFFERING

Shares Issued and Outstanding	6,245,585 (the other 3,158,112 outstanding shares are not being registered under this offering)

Securities Offered	Up to 11,245,585 of common shares representing 6,245,585 shares held by the selling stockholders and 5,000,000 authorized but not issued shares.

Offering Price

To be determined by the prevailing market price for the shares at the time of sale for securities registered on behalf of the selling stockholders and at $5.00 per share for securities registered on behalf of the Company.

Use of Proceeds

We will not receive any proceeds from the sale of the shares by the selling stockholders. We will, however, receive proceeds from the shares of our common stock that we may sell, less the expenses of the offering that will be borne by us. See “Use of Proceeds” and “Other Expenses Of Issuance And Distribution” sections below.

Risk Factors

An investment in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 6 and the other information in this prospectus for a discussion of the factors you should consider before investing in the shares of common stock offered hereby.

Stock Symbol	PRXG

This prospectus relates to the sale of up to 11,245,585 shares of our common stock by us and some of our current stockholders as outlined above.

RISK FACTORS

An investment in our common stock involves a substantial degree of risk. Before making an investment decision, you should give careful consideration to the risk factors described in this section in addition to the other information contained in this annual report. The risk factors described herein, however, may not reflect all of the risks associated with our business or an investment in our common stock. You should invest in us only if you can afford to lose your entire investment.

Risks Related to Our Common Stock

A small number of our stockholders own over 96% of the shares of our common stock and their interests may not be the same as minority stockholders who will have little or no influence over our activities.

Nine of our largest stockholders control over 96% of our stock and would be able to control the outcome of matters submitted for vote to the holders of our common stock. Some of the items that may come up for vote include the election of directors, amendments to our certificate of incorporation and other significant corporate transactions.

We have issued non-voting preferred stock with dividends and liquidation rights that have priority over any potential common stock dividends and liquidation rights. More preferred stock can be issued. If the preferred stock were to be converted, it could result in the dilution of common stock ownership.

Our Restated Certificate of Incorporation allows the board of directors to issue up to 50 million shares of preferred stock and to fix the rights, privileges and preferences of those shares without any further vote or action by the stockholders. The preferred stock has not been registered. Ten million of these shares have been designated as Series A Cumulative Convertible Preferred Stock that accrue dividends at an annual rate of 6.5% per share. No shares of Series A Cumulative Convertible Preferred Stock are outstanding. On August 2, 2010, our Board of Directors designated two million shares as Series B Cumulative Convertible Preferred Stock (Series B Preferred Shares) and 38 million shares remain undesignated. During the third quarter of 2010, we issued 389,250 shares of Series B Cumulative Convertible Preferred Stock. The Series B Cumulative Convertible Preferred Stock accrues dividends at an annual rate of $0.325 per share. As of December 31, 2011 and December 31, 2010, preferred share dividends of $164,821 and $38,324, respectively, were accrued. On April 2, 2012 the Company repurchased 219,250 Series B Preferred Shares from its majority shareholders, Ernil Continental, S.A., BVI. and Halbarad Group, Ltd., BVI for $1.1 million and paid the related accrued dividends of $0.1 million, for a total of $1.2 million. As of May 10, 2012, there are 170,000 remaining Series B Preferred Shares outstanding with accrued dividends totaling $0.1 million.

Each share of Series B Cumulative Convertible Preferred Stock is convertible into common stock, upon 20 days written notice to us, using the conversion rate of 15:1 as defined in each Series B Cumulative Convertible Preferred Stock Purchase Agreement. The conversion is not dependent on the market price for the common shares. As of December 31, 2011, the Series B Cumulative Convertible Preferred Stock would convert into 25,950 common shares upon conversion. As of May 10, 2012, following the aforementioned redemption of Series B Preferred Shares, the Series B Preferred Shares would convert into 11,334 common shares. This number of common shares into which the Series B Cumulative Convertible Preferred Stock could convert is not subject to change based on the prevailing market rate for the common shares on the date conversion notice.

The liquidation preference will be equal to $1.00 per share of Series B Cumulative Convertible Preferred Stock, as adjusted by Section 4b of the Certificate of Designations of the Series B Cumulative Convertible Preferred Stock and will be adjusted proportionately in the event that shares of this stock are subdivided into a greater number or combined into a lesser number.

To the extent that outstanding preferred stock is issued in the future or existing or future shares of preferred stock are converted, these shares will represent a dilution to the existing stockholders. The preferred stock could hold dividend priority and a liquidation preference over shares of our common stock. Thus, the rights of the holders of common stock are and will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that we have issued or may issue in the future, including an adverse impact on the ratio of fixed charges plus preferred dividends to earnings.

In addition to the proceeds the Company anticipates raising through this offering, in the future, we expect to rely on earnings from operations and may rely on capital contributions, potentially in the form of preferred shares sold to or borrowings from its primary shareholders, Ernil Continental, Halbarad Group, Ltd. and affiliates as well as bank financing to support its operations. As a smaller reporting company, we are exempt from disclosure of the ratio of earnings to fixed charges and as such have not provided the pro forma effect of any such preferred stock registration or issuance on the ratio. Any such issuance could be used to discourage an unsolicited acquisition proposal by a third party.

We have implemented a reverse stock split, which resulted in reducing the number of shares held by existing and potential new stockholders.

On June 3, 2010, the stockholders of Pernix Group, Inc. approved a proposal that authorized the Company’s Board of Directors, in its discretion, to effect a reverse stock split of the Company’s outstanding Common Stock, par value $0.01 per share at any time prior to the 2011 annual Shareholder meeting, with the reverse stock split having an exchange ratio from 1-for-10 up to 1- for-15. The Company’s Board of Directors approved the implementation of a reverse stock split effective on September 30, 2011 at a ratio of 1-for-15 shares (the “Reverse Stock Split”). As of September 30, 2011, the effective date of the Reverse Stock Split, every fifteen shares of “old” Common Stock were converted into one “new” share of Common Stock. Following the Reverse Stock Split, the total number of shares of Common Stock outstanding were reduced from 140,881,235 shares to 9,403,697 shares. Additionally, the Reverse Stock Split affected the conversion ratio for all instruments convertible into shares of the Common Stock including its convertible preferred stock.

The reverse stock split affects all stockholders uniformly and will not affect any stockholder’s percentage ownership interest in us, except to the extent that the Reverse Stock Split resulted in any stockholder owning a fractional share as described below and/or owning less than 100 post reverse-split shares. Another effect of the reverse stock split was to increase the number of authorized but unissued shares of our common stock because no proportional adjustment will be made to the total number of authorized shares.

Implementation of the Reverse Stock Split resulted in some stockholders holding less than a whole share of Common Stock (a “fractional share’). Similarly, some stockholders held less than, or were reduced to holdings of less than, a “round lot” of 100 shares. The Reverse Stock Split provided that: a) all fractional shares as a result of the Reverse Stock Split were automatically rounded up to the next whole share, and b) all holders who otherwise would beneficially own fewer than 100 total shares following the Reverse Stock Split were automatically rounded up to a lot of 100 shares.

The par value per share of the Company’s common stock remained unchanged at $0.01 per share after the reverse stock split and on the effective date of the reverse stock split the stated capital on the Company’s consolidated balance sheet attributable to common stock was reduced by $1.3 million and the additional paid-in capital account was increased by the same amount. Per share net income or loss is increased because there will be fewer shares of the Company’s common stock outstanding.  Earnings per share reflects retrospectively the impact of the reverse stock split as follows:

	December 31, 2010	December 31, 2009	March 31, 2011	March 31, 2010	June 30, 2011	June 30, 2010
Basic and diluted earnings per share as previously reported	$(0.03)	$0.03	$(0.00)	$(0.01)	$0.00	$(0.01)
Proforma basic and diluted earnings per share reflecting the reverse stock split	$(0.42)	$0.51	$(0.07)	$(0.10)	$0.03	$(0.22)

The Company does not anticipate additional accounting consequences other than the relative adjustment of the number of shares outstanding as a result of the reverse stock split which became effective on September 30, 2011. In subsequent periodic filings, the impact of the reverse stock split will be applied to the Company’s financial statements retrospectively. A summary of the significant retrospective effects of the reverse stock split is provided above.

Future sales of our common stock, or the perception in the public markets that these sales may occur, may depress our stock price.

Sales of substantial amounts of our common stock after this offering, or the perception that these sales could occur, could adversely affect the price of our common stock and could impair our ability to raise capital through the sale of additional registered shares. Any issuance of additional securities in connection with investments or acquisitions may result in additional dilution to you.

Your percentage ownership in us may be diluted by future equity issuances, which could reduce your influence over matters on which stockholders vote.

Our board of directors has the authority, without action or vote of our stockholders, to issue all or any part of our authorized but unissued shares of common stock, including shares issuable upon the exercise of options, shares that may be issued to satisfy our obligations under options issued pursuant to our 2012 Incentive Stock Option Plan or shares of our authorized but unissued preferred stock.

As of May 10, 2012, we have reserved 1,500,000 shares of our common stock under the 2012 Incentive Stock Option Plan. Under this plan, options to purchase common stock may be granted at not less than fair market value. There were no options awarded or outstanding as of December 31, 2011. As disclosed in the Form 10-K for the year ended December 31, 2011, 175,000 options to buy shares were awarded on January 26, 2012 with a strike price equal to the fair market value of the Company’s common stock and vesting ratably over 5 years on each anniversary of the award grant date. The options expire 10 years from the grant date. The Company is in the process of valuing these options and anticipates the annual expense of these options will approximate $0.1 million. This plan will expire in December 2021.

Exercises of these options or issuances of common stock or preferred voting stock could reduce your influence over matters on which our stockholders vote and, in the case of issuances of preferred stock, likely could result in your interest in us being subject to the prior rights of holders of that preferred stock.

We have experienced historical operating losses that were largely attributable to provisional subcontract pricing and exchange losses related to a now complete Fiji embassy construction project and due to write-downs on impaired intangible assets and a loss from operations and on sale of TransRadio during 2010, 2011 and the first quarter of 2012.

We have an accumulated deficit balance of $68.1million as of December 31, 2011. A significant amount of these losses were incurred prior to the appointment of the current CEO. Current management has embarked upon a new strategy for growth and has invested significantly in business development and in human resources by attracting highly qualified construction and power generation professionals. We intend to continue to expend financial and management resources in our efforts to increase our revenue and profitability.

Current management has implemented new marketing and sales plans, hired key financial, strategic and business development executives, formed key strategic relationships especially in the construction segment, as well as made improvements in our systems and controls including fixed priced construction subcontracts and careful consideration of functional foreign currency and hedging matters. We have also divested our interest in TransRadio to curtail the losses it generated reflecting the weak economic conditions in Europe and the economic and political instability in the Middle East due to the “Arab Spring”. Excluding the 2011 losses and writedowns on TransRadio intangible assets, Pernix earned pretax and net income of $1.3 million and $5.4 million, respectively. In light of the divestiture of TransRadio and growth in construction contract backlog, management anticipates improving profitability and cash flow. Such improved performance, however, may not be achieved.

We have sought and may continue to seek support from our principal stockholders, Ernil Continental, S.A., BVI., Halbarad Group, Ltd., and affiliates, for our operations, and for working capital needs and business expansion as may be required. Ernil Continental, S.A., BVI., Halbarad Group, Ltd., and affiliates have continued their support of us; however, there is no guarantee that they will continue to support us in the future.

Our Common Stock Price May Be Volatile.

The market price of our common stock could fluctuate significantly in response to quarterly operating results and other factors, many of which we have no control over and that may not be directly related to us. The stock market has from time to time experienced extreme price and volume fluctuations, which have often been unrelated or disproportionate to the operating performance of particular companies. Fluctuations or decreases in the trading price of our common stock may adversely affect your ability to trade your shares. In addition, these fluctuations could adversely affect our ability to raise capital through future equity financings.

If an active, liquid trading market for our common stock does not develop, you may not be able to sell your shares quickly or at or above the price you paid for it.

Although our common stock currently trades on the Over-the-Counter Bulletin Board, an active and liquid trading market for our common stock has not yet and may not ever develop or be sustained. You may not be able to sell your shares quickly or at or above the price you paid for our stock if trading in our stock is not active.

We do not expect to pay dividends on common stock in the foreseeable future.

We do not anticipate paying cash dividends on our common stock in the foreseeable future. Any payment of cash dividends will depend on our financial condition, results of operations, capital requirements and other factors and will be at the discretion of our board of directors.

Risks related to power generation activities

Our power-generating facilities could experience mechanical failures or reduced demand, making it difficult to sustain revenues and cash flow.

We operate several diesel fired power plants located in the country of Fiji, the Republic of Vanuatu and on the island of Tinian, in the Commonwealth of the Northern Mariana Islands, a U.S. territory. The diesel engines in these facilities may experience both scheduled and unscheduled operating interruptions. All of the diesel engines require scheduled maintenance which requires that the engines are temporarily turned off in order for our personnel to safely perform the appropriate maintenance procedures. The facility may also incur unscheduled maintenance requirements or may be required to operate at reduced capacity levels following the detection of equipment malfunctions, or reduced demand as directed by the applicable energy oversight authority. It is not possible for us to predict the frequency of future unscheduled maintenance. During periods when the facility is not operating or is operating at reduced capacity levels, we may incur reduced profitability or losses due to the reduction in our operating revenues and/or due to additional costs which may be required to complete any maintenance procedures.

As disclosed on our Form 10-K filed on March 30, 2012, on August 2, 2011, a diesel engine was damaged by a component failure resulting in an interruption of 10MW of power production at a diesel power plant operated and maintained by TFL. TFL is insured for property damage and lost revenue due to business interruption under a policy carried by Fiji Electric Authority. TFL has not been found to be negligent in connection with this incident. Therefore, under the policy, TFL has a deductible in the amount of 750,000 Fijian Dollars (FJD) ($403,000 USD at December 31, 2011) related to the property damage and has a deductible related to the business interruption coverage of 219,000 FJD ($118,000 USD as of December 31, 2011). All deductibles have been accrued for in the third quarter of 2011. In addition, ancillary costs including service engineer, overtime and other expenses totaling $175,000 FJD (97K USD) were recorded. A 1.1 million FJD ($626,000 USD as of December 31, 2011) business interruption claim has been filed with the insurer. The filed insurance claim has not been recorded in our financial statements as of December 31, 2011but was recorded when received or confirmed by the insurer. As of May 10, 2012, 600,000 FJD (approximately $335,000 USD) in business interruption insurance proceeds have been received thus far in 2012 and the insurer has confirmed acceptance of the remaining claim amount of approximately $190,000 USD in a letter of acceptance dated March 22, 2012. TFL has agreed to provide up to $75,000 FJD ($41K USD at December 31, 2011) of resources to facilitate the resumption of the lost power production. In the fourth quarter, TFL performed certain restoration work in relation to the G8 engine that generated 228,000 FJD (approximately $123,000 USD as of December 31, 2011). The cost of the services TFL incurred in the fourth quarter in relation to the restoration work was 44,000 FJD (approximately $24,000 USD as of December 31, 2011). TFL anticipates additional revenue into 2012 and it will record restoration work cost, if and when, the related revenue in connection to the restoration work occurs.

We depend upon three customers for power-generation revenues. The loss of any of these customers could cause our revenues to decline.

As previously addressed, we operate power plants in the country of Fiji, on the island of Tinian, in the Commonwealth of the Northern Mariana Islands (CNMI), a U.S. territory and in the Republic of Vanuatu . We have entered into long term agreements with the two former relevant governmental agencies in Fiji and CNMI. From the beginning of 2011 through August 31, 2011, the Company performed an assessment of the Vanuatu diesel plant operations to determine the financial and operational metrics which will be the basis for negotiating a longer term 20 year concession and contract with the government of Vanuatu. Until a decision is made regarding the concession and contract, we are providing full turn-key utility service, including power generation, transmission and distribution, billings and collections, on the Island of Espirito Santo in Vanuatu. The electrical power generated at our power plants is owned by the applicable governmental agency. We are paid a fixed as well as a variable fee based upon the amount of electric power produced. In turn, the relevant governmental agency sells the electric power to the various end users on the island of Tinian, in the country of Fiji and in Vanuatu. In Fiji and Vanuatu, the customer also produces energy via hydro power which can vary depending upon the amount of rainfall and the level of water at the dams. Our customers also generate energy from renewable and alternative sources, such as hydro and wind. Demand for energy we produce can vary depending upon the availability and efficiency of these renewable energy sources, and not only on the level of water at the dams, but also customer demand including general economic growth or retraction. Therefore, our revenue may increase or decrease depending upon the amount of diesel generated power that each government agency may require. In turn, this may reduce profitability or result in losses in any given period.

Risks related to construction activities

We will likely experience significant fluctuation in quarterly results, which makes it difficult for investors to make reliable period-to-period comparisons of our business.

Our quarterly operating results will vary depending upon revenues from construction contracts for major projects. We can only undertake a specific number of projects at any one time. Therefore, it is possible that we may have only one large project during a period and that project could be finished before we have entered into a contract for another large project. This may result in lower revenues and results of operations from one quarter to another as well as future periods. Customers may also cancel or defer existing contracts resulting in reduced revenues for the quarter. Management will implement initiatives to reduce spending during the periods between projects in a timely manner, but due to external factors such as government laws and regulations, we may not be able to respond effectively. This may result in reducing profits or incurring losses until management’s initiatives are fully implemented.

Our construction contracts are primarily design/build with contractually firm prices that may result in fluctuations of profits due to unexpected changes in costs.

We primarily bid for government construction projects on a firm, fixed basis. Therefore, most of our construction revenues are derived from fixed-price contracts. We assume the risk of performing such contracts at the fixed price, any change in the estimate of ultimate costs to be incurred under the contract or to increases in costs due to inflationary or other external forces during contract performance. This may result in reduced profits or losses for particular contracts and negatively affect operating results during certain reporting periods.

Our construction business heavily relies upon one customer, the U.S. Department of State- Overseas Buildings Operations.

Currently, our focus is to expand our construction business by winning additional OBO construction contracts. In order to bid on these contracts, a company must comply with the various federal government contracting requirements (e.g. contract size experience, security level, etc.) and be pre-approved to submit a bid. Bids are submitted to the OBO by companies who have been preapproved and contracts are awarded to the company who has complied with the bid requirements and submitted the lowest bid. Our reputation and performance history with OBO has been recognized and applauded by them, however we must continue to perform at these high levels. OBO award criteria is generally to the lowest technically acceptable bid, so our estimating capability is extremely important. If we estimate our costs or profit too high, we may lose a bid because we are not the lowest bid. Alternatively, if we estimate our costs too low, we could win the bid but reduce our profit or potentially incur losses. Finally, the OBO has the unilateral ability to terminate a contract which may result in our inability to earn profit on the portion of a contract that has not yet been completed as of the date of termination.

Current or future competitors may gain a technology advantage or develop an advantageous cost structure that we cannot match.

It may be possible for our current or future competitors to gain an advantage in product technology, manufacturing technology or process technology, which may allow our competitors to offer products or services that have a significant advantage over the products and services that we offer. Advantages could be in capacity, performance, reliability, serviceability, or other attributes. We may be at a competitive disadvantage to any companies that are able to gain these advantages.

The construction market is highly competitive, and if we are unable to compete successfully in this market, we may be unable to grow our revenues and profits.

The construction market in which we operate is related to government contracts which can be highly competitive and may change rapidly depending upon the location, funding availability and type of project. We compete directly with other firms that focus on providing similar government and general construction services as well as services for more sophisticated structures, including construction of power plants and broadcasting facilities. Many of our competitors have well-established reputations in the markets in which we compete. In addition, some of our competitors may have longer operating histories and greater financial, technical, marketing, personnel and other resources than we have. If we do not successfully compete in our markets or if the availability of government funds for projects significantly decreases, our growth opportunities will be limited and may directly affect our revenues and profits.

We rely upon third parties for important raw materials and technical expertise. Our ability to enter into new engagements or to conduct the business in a profitable manner will be harmed if our access to these important resources is limited or becomes too costly.

We rely on third-party suppliers for raw materials like concrete, steel and wood. In addition, we utilize third parties for the fabrication of technical equipment as well as subsystems related to the operation of diesel energy producing equipment. Furthermore, we rely upon third parties to provide technical expertise in each of the markets we serve. Our ability to obtain cost-effective raw materials, fabrication services and technical assistance is subject to a number of external factors that are outside of our control, including:

• Third parties may increase the price of the raw materials, fabrication services or technical assistance they provide to us;

• Third-party raw material suppliers, fabricators or technical expertise providers may decide not to provide us with materials or services;

• We have not entered into any long-term contracts with third-party suppliers of raw materials, fabrication services or technical expertise providers; and

• Our third-party contracts are usually short term in duration and are cancelable by either party.

If we fail to obtain what we require from these providers, we may not be able to successfully compete for new business or to complete existing engagements profitably.

We may be subject to substantial claims for warranty coverage which, and if such claims arise, they could harm our financial condition.

We offer warranties on our construction services and power generating plants. We do not maintain any material warranty reserves because these warranties are usually backed by warranties from our vendors. If we are required to cover the cost of repairs not covered by the warranties of our vendors or should one of our major vendors be unable to cover future warranty claims, we could be required to outlay substantial funds, which could harm our financial condition.

Other Risks

We are subject to various government regulations and the cost of compliance as well as the penalties imposed for failure to comply may be substantial.

We are required to comply with various government regulations in order to bid and execute certain government contracts. Government regulations can change, which could impact our ability to bid certain projects. If we are not compliant with all relevant regulations we may not be allowed to bid on or may be excluded from bidding on certain government construction contracts resulting in lower earnings or losses.

In addition, we are required to comply with certain other government regulations related to the operation of the energy plants. Tighter regulations for the protection of the environment and other factors will make it increasingly difficult to obtain new permits and renewal of existing permits may be subject to more restrictive conditions than currently exist. Failure to comply with these laws and regulations could result in fines, additional licensing requirements or the revocation of our licenses in a particular jurisdiction. The costs of compliance could impact our earnings resulting in lower profits or losses.

Fluctuations in currency exchange rates may negatively affect our operating results due to our international operations.

Because we construct, manufacture and sell our products abroad, our revenue, margins, operating costs and cash flows may be impacted by fluctuations in foreign currency exchange rates. If the U.S. dollar exhibits sustained weakness against most foreign currencies, the U.S. dollar equivalents of unhedged construction and manufacturing costs could increase because a significant portion of our production costs are foreign-currency denominated. Conversely, as it relates to our construction revenue for U.S. government contracts, there would not be an offsetting impact to revenues since revenues are substantially U.S. dollar denominated. Additionally, we negotiate and procure some of our diesel power plant components and spare parts and construction material in various currencies from non-U.S. based vendors. If the U.S. dollar continues to weaken against other foreign currencies, some of our component suppliers may increase the price they charge for their components in order to maintain an equivalent profit margin. If this occurs, it would have a negative impact on our operating results.

When we have had significant foreign exchange exposures, we have attempted to manage the impact of foreign currency exchange rate changes by, among other things, entering into short-term, foreign exchange contracts while also carefully considering which currency is the functional currency of the related businesses or entities. Currently, we have no outstanding foreign currency exchange contracts.

Operating and continued expansion into international markets is important to our long-term success. Operating in foreign countries has several challenges that, if not managed, could harm our growth.

We have subsidiaries in Fiji,  U.S. Commonwealth of Mariana Islands, Vanuatu and Niger. We also build embassies that are located in foreign countries and have entered into contracts with the U.S. Department of State for projects in Iraq and have recently been awarded a contract to build rehabilite a facility in Niger. There are several risks that we may encounter as we operate and develop business in foreign countries, including:

• legal and regulatory restrictions;

• economic slowdown in foreign countries where we currently operate or countries that are targeted markets for future revenue or growth;

• government regulations or contractual stipulations may prevent us from repatriating cash earned in foreign countries;

• potentially adverse tax consequences;

• language, distance and cultural differences;

• currency exchange rate fluctuations;

• local political risk

• risk of war, civil strife, insurrection and other types of violence

• political and economic instability and export restrictions; and

• higher costs associated with international business operations

These risks could affect our international expansion which could impact our ability to operate profitably and result in losses.

Risks Related to This Offering

We are registering 6,245,585 common shares held by the selling stockholders and 5,000,000 of authorized but unissued common shares, which could depress a market for our stock and dilute current holders.

The sale of 6,245,585 shares of common stock by the selling stockholders could depress the market price of our common stock and you may not be able to sell your investment for what you paid for it. Existing stockholders could experience substantial dilution upon the issuance of common stock. This registration contemplates our issuance of up to 5,000,000 additional shares of our common stock. Consequently, the value of your investment may decrease.

USE OF PROCEEDS

We will not receive any proceeds from the sales of shares by the selling stockholders. We will, however, receive proceeds from the previously unissued shares of our common stock that we will sell  in an amount equivalent to the offering price times the number of shares that are sold, less the expenses of the registration statement process, which we will bear, as outlined in “Other Expenses Of Issuance And Distribution” in Part II below. The proceeds will be used for general business operations and / or acquisitions of business(es) should the right opportunities arise. At this time, no specific business acquisition opportunities have been identified.

The net proceeds to us from the sale of up to 5,000,000 shares we are offering to sell will vary depending upon the number of shares sold and any costs associated with issuing those shares and with filing this registration statement. Since we are making this offering without any minimum requirement, there is no guarantee that we will be successful at selling any of the securities being offered in this prospectus. Accordingly, the actual amount of proceeds we will raise in this offering, if any, may differ. See “Other Expenses Of Issuance And Distribution” in Part II below for an estimate of expenses that we will incur in connection with this offering.

A maximum of 6,245,585 shares of common stock offered herein by the selling stockholders are being registered for the account of the selling stockholder(s) identified in this prospectus. All net proceeds from the sale of this common stock will go to the respective selling stockholders who offer and sell their shares of common stock. We will not receive any part of the proceeds from such sales of common stock.

DETERMINATION OF THE OFFERING PRICE

Our common stock does not have a widely established public trading market. Because the stock is not currently widely traded and that trading activity is primarily comprised of purchases of our common stock by our two majority stockholders. The determination of the offering price for the Company registered common stock was based on the recent trading prices on the Over the Counter Bulletin Board coupled with management’s assessment of the estimated value of the company at the time of this Pre-effective Amendment No. 4 to Registration Statement No. 333-174539 on Form S-1.

DILUTION

“Dilution” represents the difference between the offering price of the shares of common stock and the net book value per share of common stock immediately after completion of the offering. “Net Book Value” is the amount that results from subtracting total liabilities from total assets. In this offering, the level of dilution is increased as a result of the relatively low book value of Pernix Group’s issued and outstanding stock. This is primarily due to losses incurred prior to 2012 that reduced the net book value per share from the average issuance price to date of $7.725 per share (post reverse stock split basis). The common stock has a par value of $0.01 per share and was issued to the existing shareholders primarily through private placements.  Given the significant growth in its construction business and the strategic transformation of the Company, Management anticipates the Company will be profitable for the foreseeable future, and has therefore reduced the valuation allowance against its net operating loss deferred tax assets the impact of which is reflected in the net book value as of December 31, 2011 below.  Management also expects to implement a quasi-reorganization in the near future to reclassify its accumulated deficit against additional paid in capital on the balance sheet.

Pernix Group’s net book value on December 31, 2011was $11.5 million. Assuming all 5,000,000 shares offered are sold, and in effect Pernix Group, Inc. receives the maximum estimated proceeds net of expenses of this offering from shareholders, Pernix Group, Inc.’s net book value will be approximately $36.5 million or $2.53 per share. Therefore, any investor will incur an immediate and substantial dilution of approximately $2.47 per share while the Pernix Group, Inc. current stockholders will receive an increase of $1.31 per share in the net tangible book value of the shares that they hold. This will result in a 49.4% dilution for purchasers of stock in this offering.

This table represents a comparison of the prices paid by purchasers of the common stock in this offering and the individuals who purchased shares in Pernix Group, Inc. previously:

Maximum Offering

Offering Price Per Share	$5.00

Book Value Per Share Before the Offering	$1.22

Book Value Per Share After the Offering	$2.53

Net Increase to Original Shareholders	$1.31

Decrease in Investment to New Shareholders	$2.47

Dilution to New Shareholders (%)	49.4%

SELLING STOCKHOLDERS

We are registering 6,245,585 shares of common stock in order to permit the selling stockholders to offer their shares for resale from time to time. The name of each stockholder who is offering for resale the shares of common stock by this prospectus, the number of shares of common stock beneficially owned by each selling stockholder, the number of shares of common stock that may be sold from time to time in this offering and the number of shares of common stock each person will own after the offering, assuming they sell all of the shares offered, is provided below.

As used in this prospectus, the term “selling stockholders” includes the selling stockholders to be listed and any donees, pledgees, transferees, distributees, assignees or other successors in interest selling shares received after the date of this prospectus from the selling stockholders as a gift, pledge, distribution, or other related transfer. The number of shares in the column “Number of Shares to be Sold Under This Prospectus” will represent all of the shares of common stock that the selling stockholders may offer under this prospectus. The selling stockholders may sell some, all or none of its shares in this offering. We do not know how long the selling stockholders will hold the shares before selling them, and we currently have no agreements, arrangements or understandings with the selling stockholders regarding the sale of any of the shares.

We will not receive any proceeds from the resale of the common stock by the selling stockholders. Our selling stockholders did not purchase or obtain their shares of common stock under any agreement or arrangement that is related to this offering. There are no shares being offered for the “account” of any underwriter, broker, dealer, marketer or other party in connection with this offering.

Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the SEC under the Exchange Act, and includes shares of common stock with respect to which the selling stockholders have voting and investment power with respect to the shares, subject to community property laws where applicable.

The selling stockholders acquired their shares in connection with the following private placements of Pernix Group, Inc. common stock beginning after the original registration statement was filed on August 10, 2001 up through March 12, 2010. The number of shares issued in private placements as disclosed below is on a pre-reverse split basis and is consistent with the disclosures in the periodic filings on Form 10-Q and 10-K for the indicated periods, as the financial statements contained therein are presented on a pre- reverse stock split basis as the split became effective on September 30, 2011. In the Form 10-Q for the quarter ended September 30, 2011 and in all periodic filings subsequent to that date, the impact of the reverse stock split will be applied to the Company’s financial statements retrospectively. A summary of the significant retrospective effects of the reverse stock split is provided on page 7 of this document.

Summary of Private Placements (on a pre-reverse stock split basis) (see note 5 below):

2003

•                                          On December 29, 2003 we issued 2,000,000 shares of our common stock pursuant to an exemption under Regulation S of the Securities Act for $2,000,000

2004

•                                          On January 27, 2004 we issued 1,000,000 shares of our common stock pursuant to an exemption under Regulation S of the Securities Act for $1,000,000

•                                          On April 8, 2004 we issued 1,000,000 shares of our common stock pursuant to an exemption under Regulation S of the Securities Act for $1,000,000

•                                          On April 20, 2004 we issued 1,000,000 shares of our common stock pursuant to an exemption under Regulation S of the Securities Act for $1,000,000

•                                          On May 10, 2004 we issued 500,000 shares of our common stock pursuant to an exemption under Regulation S of the Securities Act for $500,000

•                                          On May 14, 2004 we issued 600,000 shares of our common stock pursuant to an exemption under Regulation S of the Securities Act for $600,000

•                                          On June 11, 2004 we issued 1,100,000 shares of our common stock pursuant to an exemption under Regulation S of the Securities Act for $1,100,000

•                                          On October 1, 2004 we issued 74,580 shares of our common stock pursuant to an exemption under Regulation S of the Securities Act for $37,290

•                                          On October 19, 2004 we issued 1,100,000 shares of our common stock pursuant to an exemption under Regulation S of the Securities Act for $550,000

•                                          On November 9, 2004 we issued 400,000 shares of our common stock pursuant to an exemption under Regulation S of the Securities Act for $200,000

•                                          On December 2, 2004 we issued 700,000 shares of our common stock pursuant to an exemption under Regulation S of the Securities Act for $350,000

•                                          On December 29, 2004 we issued 80,913 shares of our common stock pursuant to an exemption under Regulation S of the Securities Act for $40,457

•                                          On December 31, 2004 we issued 12,139,048 shares of our common stock pursuant to an exemption under Regulation S of the Securities Act for $6,069,524 in conversion of debt

•                                          On December 31, 2004 we issued 4,198,172 shares of our common stock pursuant to an exemption under Regulation S of the Securities Acts for $4,785,000 in conversion of preferred stock and dividends on preferred stock.

•                                          On December 31, 2004 we issued 3,434,868 shares of our common stock pursuant to an exemption under Regulation S of the Securities Acts for $3,915,000 in conversion of preferred stock and dividends on preferred stock.

•                                          On December 31, 2004 we issued 5,240,938 shares of our common stock pursuant to an exemption under Regulation S of the Securities Acts for $6,000,000 in conversion of preferred stock and dividends on preferred stock.

2005

•                                          On March 2, 2005 we issued 800,000 shares of our common stock pursuant to an exemption under Regulation S of the Securities Act for $400,000.

•                                          On March 23, 2005 we issued 600,000 shares of our common stock pursuant to an exemption under Regulation S of the Securities Act for $300,000.

•                                          On March 29, 2005 we issued 1,000,000 shares of our common stock pursuant to an exemption under Regulation S of the Securities Act for $500,000.

•                                          During March and May of 2005, the Company issued 5,186,543 shares of common stock pursuant to an exemption under Regulation S of the Securities Act for $2,593,272.

•                                          On April 7, 2005 we issued 1,000,000 shares of our common stock pursuant to an exemption under Regulation S of the Securities Act for $500,000.

•                                          On April 27, 2005 we issued 1,000,000 shares of our common stock pursuant to an exemption under Regulation S of the Securities Act for $500,000.

•                                          On May 10, 2005 we issued 1,000,000 shares of our common stock pursuant to an exemption under Regulation S of the Securities Act for $500,000.

•                                          On May 25, 2005 we issued 1,000,000 shares of our common stock pursuant to an exemption under Regulation S of the Securities Act for $500,000.

•                                          On June 3, 2005 we issued 2,500,000 shares of our common stock pursuant to an exemption under Regulation S of the Securities Act for $1,000,000.

•                                          On June 30, 2005 we issued 600,000 shares of our common stock pursuant to an exemption under Regulation S of the Securities Act for $300,000.

•                                          On August 19, 2005 we issued 2,250,000 shares of our common stock pursuant to an exemption under Regulation S of the Securities Act for $450,000.

•                                          On September 21, 2005 we issued 2,500,000 shares of our common stock pursuant to an exemption under Regulation S of the Securities Act for $500,000.

•                                          On November 9, 2005 we issued 19,683,078 shares of our common stock pursuant to an exemption under Regulation S of the Securities Act for $3,936,616 to convert debt into equity.

•                                          On November 15, 2005 we issued 1, 750,000 shares of our common stock pursuant to an exemption under Regulation S of the Securities Act for $350,000.

•                                          On November 28, 2005 the Company received a subscription for 3,000,000 shares of common stock pursuant to an exemption under Regulation S of the Securities Act for $600,000.

2006

•                                          On December 12, 2006 we issued 1,350,000 shares of common stock pursuant to an exemption under Regulation S of the Securities Act for $675,000.

•                                          On December 13, 2006 we issued 2,000,000 shares of common stock pursuant to an exemption under Regulation S of the Securities Act for $1,000,000.

•                                          On December 22, 2006 we issued 8,279,521 shares of common stock pursuant to an exemption under Regulation S of the Securities Act for $4,139,760. The shares issued represented the conversion of related party debt with SHBC, to equity. Loans in the amount of $3,992,000 with interest of $147,760 were converted into 8,279,521 shares of common stock.

2007

•                                          On February 1, 2007 we issued 310,000 shares of common stock pursuant to an exemption under Regulation S of the Securities Act for $155,000.

•                                          On February 19, 2007 we issued 730,000 shares of common stock pursuant to an exemption under Regulation S of the Securities Act for $365,000.

•                                          On April 10, 2007 we issued 530,000 shares of common stock pursuant to an exemption under Regulation S of the Securities Act for $265,000.

•                                          On May 4, 2007 we issued 350,000 shares of common stock pursuant to an exemption under Regulation S of the Securities Act for $175,000.

•                                          On June 6, 2007 we issued 1,348,000 shares of common stock pursuant to an exemption under Regulation S of the Securities Act for $674,000.

•                                          On July 5, 2007 we issued 280,000 shares of common stock pursuant to an exemption under Regulation S of the Securities Act for $140,000.

•                                          On September 5, 2007 we issued 410,000 shares of common stock pursuant to an exemption under Regulation S of the Securities Act for $205,000.

•                                          On September 26, 2007 we issued 15,000,000 shares of common stock pursuant to an exemption under Regulation S of the Securities Act for $7,500,000.

•                                          On October 8, 2007 we issued 510,000 shares of common stock pursuant to an exemption under Regulation S of the Securities Act for $255,000.

•                                          On November 12, 2007 we issued 800,000 shares of common stock pursuant to an exemption under Regulation S of the Securities Act for $400,000.

2008

•                                          On January 7, 2008 we issued 2,950,000 shares of common stock pursuant to an exemption under Regulation S of the Securities Act for $1,475,000.

•                                          On February 7, 2008 we issued 600,000 shares of common stock pursuant to an exemption under Regulation S of the Securities Act for $300,000.

•                                          On May 7, 2008 we issued 2,000,000 shares of common stock pursuant to an exemption under Regulation S of the Securities Act for $1,000,000.

•                                          On July 7, 2008 we issued 950,000 shares of common stock pursuant to an exemption under Regulation S of the Securities Act for $475,000.

•                                          On October 24, 2008 we issued 4,440,000 shares of common stock pursuant to an exemption under Regulation S of the Securities Act for $2,220,000.

•                                          On December 22, 2008 we issued 364,906 shares of common stock pursuant to an exemption under Regulation S of the Securities Act for $182,453.

2009

•                                          On December 22, 2009 we issued 2,934,000 shares of common stock pursuant to an exemption under Regulation S of the Securities Act for $2,200,500.

2010

•                                          On March 12, 2010 we issued 1,306,668 shares of common stock for $980,001 under Regulation S of the Securities Act.

				Number of	Percentage
	Post reverse split-	Post Reverse Split -	Number of	Shares	of Shares
	Amount and Nature of	Percent of Common	Shares to be Sold	Owned after	owned after
	Beneficial	Stock Outstanding	Under this	Offering	Offering
Name (1) (6)	Ownership(5)	(3)(5)	Prospectus (2)(5)	(2) (5)	(2)(4)(5)
Ernil Continental Sa Bvi	4,391,813	46.7%	3,235,570	1,156,243	8%
Halbarad Group Ltd Bvi	3,630,543	38.6%	2,660,619	969,924	6.7%
Sayed Hamid Behbehani & Sons Co. and Family Members	527,936	5.6%	0	527,936	3.7%
Al Amal Investment Co. KSCC	549,396	5.8%	349,396	200,000	1.4%
Max Engler	3,334	0%	0	3,334	0%
Ibrahim Ibrahim	667	0%	0	667	0%
Jeff Adams	100	0%	0	100	0%
Ralph Beck	—	0%	—	—	0%
Trudy Clark	—	0%	—	—	0%
Carl Smith	—	0%	—	—	0%
Nidal Z. Zayed	—	0%	—	—	0%
Greg Grosvenor	—	0%	—	—	0%
All Executive Officers and Directors as a Group (8 Persons)	4,101	0%	0	4,101	0%

Total beneficially owned outstanding shares	9,103,789	96.8%	6,245,585	2,858,204	19.8%
Shares of other existing stockholders	299,908	3.2%	0	299,908	2.1%
Total shares held by selling and other existing stockholders	9,403,697	100%	6,245,585	3,158,112	21.9%

Shares registered on behalf of the company	5,000,000		5,000,000	—	0%
Total registered and unregistered shares	14,403,697		11,245,585	3,158,112	21.9%

(1) The persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws where applicable.

(2) We do not know the intentions of the selling stockholders with respect to whether they will continue to hold their shares or will sell them in connection with this offering. However, for purposes of this table, we assume the selling stockholders sell their respective shares being offered pursuant to this prospectus.

(3) Calculated on the basis of 9,403,697 shares of common stock outstanding as of May 10, 2012.

(4) Calculated on the basis of 14,403,697 shares of common stock outstanding following only the sale of all newly registered common stock by the Company pursuant to this offering.

(5) The amounts presented in this table have been adjusted to reflect the reverse stock split which became effective on September 30, 2011.

(6) The names of the natural person(s) having sole or shared voting and investment control over Pernix shares held by the named legal entity are as follows:

Name of Legal Entity	Name of Natural Person(s) having sole or shared voting and investment control over Pernix Group, Inc. shares held by the named legal entity
Al Amal Investment Company KSCC	Nasrallah Behbehani

Ernil Continental SA BVI	Mrs. Vanessa Cosi, Mrs. Sandra A. Marc-Büchel and Fidu-Finanz Trustee Services Est.

Halbarad Group Limited BVI	Mrs. Vanessa Cosi, Mrs. Sandra A. Marc-Büchel and Fidu-Finanz Trustee Services Est.

Sayed Hamed Behbehani and Sons Co.	Fouad Behbehani and Nasrallah Behbehani

PLAN OF DISTRIBUTION

The purpose of this prospectus is to permit the selling stockholders to offer and resell up to an aggregate of 6,245,585 shares of our common stock at such times and at such places as they choose and us to register 5,000,000 shares that will be sold on a best efforts basis at $5.00 per share. In this section of the prospectus, the term “selling stockholder” includes the partners, pledgees, donees, transferees or other successors-in-interest of the selling stockholder, which may sell shares received after the date of this prospectus from the selling stockholder as a pledge, gift, partnership or similar distribution or other non-sale related transfer. To the extent required, we may amend and supplement this prospectus from time to time to describe a specific plan of distribution. The decision to sell any shares offered by a stockholder pursuant to this prospectus is within the sole discretion of the selling stockholder and the decision to sell any shares offered by us pursuant to this prospectus is within our sole discretion.

Selling Stockholders

The distribution of the common stock by the selling stockholders may be effected from time to time in one or more transactions. Any common stock may be offered for sale, from time to time, by the selling stockholders at prices and on terms then obtainable, at fixed prices, at prices then prevailing at the time of sale, at prices related to such prevailing prices, at negotiated prices in privately negotiated transactions or otherwise. The common stock may be sold by one or more of the following methods:

• on the Over the Counter Bulletin Board or any other national common stock exchange or automated quotation system on which our common stock is traded, which may involve transactions solely between a broker-dealer and its customers that are not traded across an open market and block trades;

• through one or more market makers (including but not limited to Spartan Securities), dealers or agents (which may include one or more underwriters), including,

• block trades by a market maker, broker or dealer as principal and resale by such market maker, broker or dealer for its account pursuant to this prospectus,

• purchases by a market maker, broker or dealer as principal and resale by such market maker, broker or dealer for its account pursuant to this prospectus,

• ordinary brokerage transactions, and

• transactions in which the market maker or broker solicits purchasers;

• directly to one or more purchasers in the form of a privately negotiated transaction at privately negotiated prices; and

• any combination of these methods.

No underwriter, broker or dealer as defined within the meaning of the Securities Act or market maker is currently engaged to sell or market the stock. Because the selling stockholders are not “underwriters” within the meaning of the Securities Act, they will not be subject to the prospectus delivery requirements of the Securities Act, including Rule 172 thereunder. None of the selling stockholders are broker-dealers or are affiliated with a broker-dealer.

Pernix Group

We have not entered into any agreement with Spartan Securities, a market maker, but they plan to help develop a market for the shares. Spartan Securities did not receive any shares in connection with its market making activities and the Company will not pay fees to Spartan in connection with their market making activities. Any market maker could perform market making activities related to Pernix stock but none have been contracted to do so. Although no agreements or arrangements currently exist, the selling stockholders or we may at some point enter into such agreements or arrangements to sell the common stock to or through underwriters, market makers, dealers or agents, and such underwriters, market makers or agents may receive compensation in the form of discounts or concessions allowed or re-allowed. Underwriters, market makers, dealers, brokers or other agents that may at some point be engaged by the selling stockholder or we may arrange for other such persons to participate. Underwriters, market makers, dealers and agents who participate in the distribution of the common stock may be deemed to be underwriters within the meaning of the Securities Act, and any discounts or commissions received by them or any profit on the resale of shares by them may be deemed to be underwriting discounts and commissions thereunder. The proposed amounts of the common stock, if any, to be purchased by underwriters and the compensation, if any, of underwriters, market makers, dealers or agents will be set forth in a prospectus supplement.

The shares registered on behalf of the Company will be sold at $5.00 per share  on the Over the Counter Bulletin Board (“OTCBB”) and the shares registered on behalf of selling shareholders will be sold at varying prices on the OTCBB. Mr. Nidal Zayed, the Chief Executive Officer of the Company, Mr. Gregg Pollack, the Chief Financial Officer, Mr. Jim Rice the V.P. of Construction, Mr. Scott Finch the V.P. of Finance and Corporate Strategy and Ms. Carol Groeber, the Controller and Principal Accounting Officer may participate in marketing the offering through making presentations regarding the Company and the securities during “road shows” or “investor conferences”. Mr. Zayed, Mr. Pollack, Mr. Rice, Mr. Finch and Ms. Groeber are not and will not be registered as broker-dealers. Nor are they deemed to be a broker solely by reason of participation in presentations pertaining to the securities as we will rely on Exchange Act Rule 3a4-1 as they are not subject to a statutory disqualification as defined by Section 3(a)(39) nor would we anticipate them to be at the time of the presentations; they are not compensated in connection with their participation by the payment of commissions or other remuneration based either directly or indirectly on transactions in securities; they are not now, nor are they anticipated to be associated with a broker-dealer at the time they may make such presentations; and they meet the conditions of paragraph (a)(4)(ii) of Rule 3a4-1.

General

Unless granted an exemption by the SEC from Regulation M under the Exchange Act, or unless otherwise permitted under Regulation M, the selling stockholders and we will not engage in any stabilization activity in connection with our common stock, and to the extent they might be engaged, will furnish each market maker, broker or dealer engaged by the selling stockholders or us, and each other participating market maker, broker or dealer the number of copies of this prospectus required by such broker or dealer, and will not bid for or purchase any common stock or attempt to induce any person to purchase any of the common stock other than as permitted under the Exchange Act.

We will not receive any proceeds from the sale of common stock offered by the selling stockholders. We shall use our reasonable efforts to prepare and file with the SEC such amendments and supplements to the registration statement and this prospectus as may be necessary to keep such registration statement effective and to comply with the provisions of the Securities Act with respect to the disposition of the common stock covered by the registration statement for the period required to effect the distribution of such common stock.

We are paying certain expenses incidental to the offering and sale of the common stock to the public, which are estimated to be approximately $0.1 million. If we are required to update this prospectus during such period, we may incur additional expenses in excess of the amount estimated above.

In order to comply with certain state securities laws, if applicable, the common stock will be sold in such jurisdictions only through registered or licensed brokers or dealers.

As noted in “Risk Factors” beginning on page 6 and in our Definitive Proxy Statement on Schedule 14A filed with the SEC on May 20, 2010, our stockholders have approved a reverse stock split at our June 3, 2010 stockholder meeting. The reverse stock split became effective on September 30, 2011 and had the effect of reducing the number of shares held by individual stockholders and an increase in the number of authorized but unissued shares of our common stock.

From an accounting perspective, when the reverse stock split was implemented, the par value per share of our common stock remains unchanged at $0.01 per share after the reverse stock split. As a result, on the effective date of the reverse stock split, the stated capital on our consolidated balance sheet attributable to common stock was reduced by $1.3 million and the additional paid-in capital account will be increased by the same. As previously addressed in the Risk Factors discussion, per share net income or loss is increased because there will be fewer shares of our common stock outstanding. The impact of the reverse stock split will be applied to our financial statements retrospectively. We do not anticipate that any other material accounting consequences, including changes to the amount of stock—based compensation expense to be recognized in any period, will arise as a result of the reverse stock split.

The proposed reverse stock split became effective on September 30, 2011, the date of filing of a Certificate of Amendment to our Restated Certificate of Incorporation with the office of the Secretary of State for the State of Delaware. On the effective date, shares of common stock issued and outstanding immediately prior thereto were combined and converted, automatically and without any action on the part of the stockholders, into new shares of common stock in accordance with the reverse stock split ratio determined and approved by our Board within the limits set forth in this proposal. The Depository Trust Corporation (“DTC”) and the Financial Industry Regulatory Authority (“FINRA”) approved the reverse stock split and the converted and combined shares may be traded on the OTCBB under the new cusip number 714263 209.

DESCRIPTION OF SECURITIES TO BE REGISTERED

The following summary descriptions of our capital stock, Restated Certificate of Incorporation and Bylaws include the material terms and provisions of the capital stock, Restated Certificate of Incorporation and Bylaws. You should also refer to our Restated Certificate of Incorporation, which is attached as an exhibit to the registration statement of which this prospectus is a part, and our Bylaws, a copy of which is incorporated by reference as an exhibit to the registration statement of which this prospectus is a part.

We are authorized to issue up to 200,000,000 shares of our common stock, par value $.01 per share. Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. We have not provided for cumulative voting for the election of directors in our Restated Certificate of Incorporation. This means that the holders of a majority of the shares voted can elect all of the directors then standing for election. Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of our common stock are entitled to receive dividends out of assets legally available at the times and in the amounts that our board of directors may determine and declare from time to time.

Holders of common stock have no preemptive subscription, redemption or conversion rights or other subscription rights. Upon our liquidation, dissolution or winding-up, the holders of common stock are entitled to share in all assets remaining after payment of all liabilities and the liquidation preferences of any outstanding preferred stock. Each outstanding share of common stock is, and all shares of common stock to be issued in this offering, when they are paid for will be, fully paid and non-assessable. See comments pertaining to attestation of the legality of the securities under “LEGAL OPINION” below.

As of May 10, 2012, we had approximately187 holders of record of our common stock. The quoted market price of the shares subject to the secondary offering as of June 24, 2011, the date the stock was last traded, was $0.05 per share on a pre- reverse stock split basis (equivalent to $0.75 on a post reverse stock split basis). As of May 10, 2012 the shares registered on behalf of the Company are being offered at a value of $5.00 per share (on a post reverse stock split basis). Since the stock is not currently widely traded and trading activity is primarily comprised of purchases of our common stock by our two majority stockholders, the determination of the offering price for the Company registered common stock was based on the recent trading prices on the Over the Counter Bulletin Board coupled with management’s assessment of the value of the company as anticipated at the time of the Pre-effective Amendment No. 4 to Registration Statement No. 333-174539 on Form S-1.

Prior to the reverse stock split the Company had 140,881,235 shares of common stock outstanding (9,403,697 on a post reverse split basis). Of these shares, 15,000,000 (1,011,615 post reverse split basis) were previously registered on Form S-4/A filed with the SEC on August 10, 2001.

The opinion of our current legal counsel, Freeborn and Peters LLP, is filed as exhibit 5.1 herewith and pertains to the 6,245,585 shares of common stock (on a post reverse split basis) being registered for sale on behalf of the selling shareholders and the 5,000,000 shares of common stock being registered for sale by the Company. The opinion provides that based on information provided by the Company, the Selling Shareholders Offered Shares were validly issued, fully paid and non-assessable and when the Company Offered Shares have been issued, delivered and paid for, these shares will be validly issued, fully paid and non-assessable.

See “Risk Factors” (“Risks Related to Our Common Stock”) on page 6 above for a description of the outstanding and authorized but unissued preferred stock and its potentially adverse impact on our common stock.

Dividends

We have not paid any cash dividends on our common stock in 2008 through 2011 and do not anticipate or contemplate paying dividends on the common stock in the foreseeable future.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Limited.

LEGAL OPINION

The legality of the shares offered hereby has been passed upon for us by Freeborn & Peters LLP.

INTERESTS OF NAMED EXPERTS AND COUNSEL

No expert or counsel named in this prospectus as having prepared or certified any part of this prospectus or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the common stock was employed for such purpose on a contingency basis, or had, or is to receive, in connection with this offering, a substantial interest, direct or indirect, in us or any of our parents or subsidiaries, nor was any such person connected with us or any of our parents or subsidiaries as a promoter, managing or principal underwriter, voting trustee, director, officer or employee.

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

Some of the statements contained or incorporated by reference in this prospectus are “forward-looking statements” and we intend that such forward-looking statements be subject to the safe harbors thereby. These statements are based on the current expectations, forecasts, and assumptions of our management and are subject to various risks and uncertainties that could cause our actual results to differ materially from those expressed or implied by the forward-looking statements. Forward-looking statements are sometimes identified by language such as “believe,” “may,” “could,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “appear,” “future,” “likely,” “probably,” “suggest,” “goal,” “potential” and similar expressions and may also include references to plans, strategies, objectives, and anticipated future performance as well as other statements that are not strictly historical in nature. The risks, uncertainties, and other factors that could cause our actual results to differ materially from those expressed or implied in this prospectus include those noted under the caption “Risk Factors” beginning on page 6 of this prospectus. Readers should carefully review this information as well as the risks and other uncertainties described in other filings we may make after the date of this prospectus with the Securities and Exchange Commission.

Readers are cautioned not to place undue reliance on forward-looking statements. They reflect opinions, assumptions, and estimates only as of the date they were made, and we undertake no obligation to publicly update or revise any forward-looking statements in this prospectus, whether as a result of new information, future events or circumstances, or otherwise.

MATERIAL CHANGES

There are no material changes in our affairs that have occurred since December 31, 2011 that have not been included in the Form 10-K for the fiscal year ended December 31, 2011 or Reports on Form 8-K filed with the SEC on January 5, January 31, February 21, April 6 and April 20 of 2012 and incorporated by reference herein.

The financial statements incorporated by reference herein, for periods ending prior to September 30, 2011, are presented on a pre- reverse stock split basis. The reverse stock split became effective on September 30, 2011. In the Form 10-Q for the quarter ended September 30, 2011 and in future periodic filings, the impact of the reverse stock split will be applied to the Company’s financial statements retrospectively. A summary of the significant retrospective effects of the reverse stock split is provided on page 7 of this document.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus. The following documents, which are on file with the SEC, are incorporated into this prospectus by reference:

• our Reports on Form 8-K filed on Form 8-K on January 5, January 31, February 21, April 6 and April 20 of 2012.

• our Annual Report on Form 10-K for the fiscal year ended December 31, 2011 filed on March 30, 2012.

These documents incorporated by reference provide the information of certain requirements in Regulation 229, Items 503 through 511 of Regulation S-K (Form S-1). As previously noted, the Form 10-K for the fiscal year ended December 31, 2010 and Form 10-Q for the quarters ended March 31 and June 30, 2011, are presented on a pre- reverse stock split basis as the reverse stock split became effective on September 30, 2011. In the Form 10-Q for the quarter ended September 30, 2011 and in all subsequent periodic filings, the impact of the reverse stock split will be applied to the Company’s financial statements retrospectively. A summary of the significant retrospective effects of the reverse stock split is provided on page 7 of this document.

Any statement contained in any document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or any prospectus supplement modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

WHERE YOU CAN FIND MORE INFORMATION ABOUT THE COMPANY

We have filed a registration statement on Form S-1, of which this prospectus is a part, with the U.S. Securities and Exchange Commission. We are subject to the informational requirements of the Exchange Act and, in accordance therewith, will file all requisite reports such as Forms 10-K, 10-Q and 8-K, proxy statements, under Section 14 of the Exchange Act, and other information with the Commission. Such reports, proxy statements, this registration statement and other information, including those documents incorporated herein by reference, may be inspected and copied at the Public Reference Room maintained by the SEC at 100 F Street NE, Washington, D.C. 20549. Copies of all materials may be obtained from the Public Reference Section of the SEC’s Washington, D.C. office at prescribed rates. You may obtain information regarding the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC at http://www.sec.gov. In addition, you may request a copy of our public filings, at no cost, by writing or telephoning us at the following address: Pernix Group, Inc., c/o Carol Groeber, 151 E. 22nd Street, Lombard, Illinois 60148. Our phone number is (630) 620-4787. These public filings are posted on our web site at www.pernixgroup.com. Any other information contained on, or accessible through our website does not constitute a part of this prospectus.

LEGAL MATTERS

Certain legal matters in connection with the securities will be passed upon for us by Freeborn & Peters LLP located at 311 South Wacker Drive, Suite 3000 Chicago, IL 60606. Freeborn & Peters will not receive a direct or indirect interest in us and has never been a promoter, underwriter, voting trustee, director, officer or employee of us. Nor does Freeborn & Peters have any contingent based agreement with us or any other interest in or connection to us.

EXPERTS

Independent Public Accountants

The consolidated balance sheets as of December 31, 2011 and 2010, the consolidated statements of operations, comprehensive income (loss), stockholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2011, incorporated by reference in this prospectus, have been included herein in reliance on the report of Reznick Group, P.C., independent public accountants, given on the authority of that firm as experts in auditing and accounting.

Reznick Group, P.C. has no direct or indirect interest in us, nor were they a promoter or underwriter.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR

SECURITIES ACT LIABILITIES

We have been advised that, in the opinion of the Securities and Exchange Commission, indemnification for liabilities arising under the Securities Act is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities is asserted by one of our directors, officers, or controlling persons in connection with the securities being registered, we will, unless in the opinion of our legal counsel the matter has been settled by controlling precedent, submit the question of whether such indemnification is against public policy to a court of appropriate jurisdiction. We will then be governed by the court’s decision.

All dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver prospectus. This is in addition to the dealers’ obligation to deliver prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the various costs and expenses in connection with the sale and distribution of the common stock being registered. All amounts will be borne by us and amounts shown are estimates.

Amount to be paid
SEC Registration Fee	$3,401.81
Printing and Edgarizing expenses	$3,391
Legal fees and expenses	$60,000
Accounting fees and expenses	$30,000
Transfer agent	$6,500
Stock certificates	$1,500
Miscellaneous	$2,161.51
Total	$106,954.32

INDEMNIFICATION OF DIRECTORS AND OFFICERS

Indemnification of Our Directors and Officers

Indemnification under the Delaware General Corporation Law

Subsection (a) of Section 145 of the Delaware General Corporate Law empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful.

Subsection (b) of Section 145 of the Delaware General Corporate Law empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Section 145 of the Delaware General Corporate Law further provides that to the extent a present or former director or officer of a corporation has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145 in the defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith; that indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; that indemnification provided for by Section 145 of the Delaware General Corporate Law shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of such person’s heirs, executors and administrators; and empowers the corporation to purchase and maintain insurance on behalf of a director, officer, employee or agent of the corporation against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such whether or not the corporation would have the power to indemnify such person against such liabilities under Section 145 of the Delaware General Corporate Law.

Section 102(b)(7) of the Delaware General Corporate Law provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (1) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) under Section 174 of the Delaware General Corporate Law or (4) for any transaction from which the director derived an improper personal benefit. Our Restated Certificate of Incorporation contains such a provision.

These provisions will not limit the liability of directors or officers under the federal securities laws of the United States.

Indemnification under the Restated Certificate of Incorporation of the Issuer

Article nine of our Restated Certificate of Incorporation provides that the personal liability of the directors of the corporation is hereby eliminated to the fullest extent permitted by the provisions of paragraph (7) of sub-section (b) of Section 102 of the Delaware General Corporate Law, as the same may be amended and supplemented.

Article ten of our Restated Certificate of Incorporation provides that the corporation shall, to the fullest extent permitted by the provisions of Section 145 of the Delaware General Corporate Law, as the same may be amended and supplemented, indemnify any and all persons whom it shall have power to indemnify under said section from and against any and all of the expenses, liabilities or other matters referred to in or covered by said section, and the indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any Bylaw, agreement, vote of stockholders or disinterested Directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a Director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

Article eleven of our Restated Certificate of Incorporation provides that from time to time any of the provisions of this certificate of incorporation may be amended, altered or repealed, and other provisions authorized by the laws of the State of Delaware at the time in force may be added or inscribed in the manner and at the time prescribed by said laws, and all rights at any time conferred upon the stockholders of the corporation by this Restated Certificate of Incorporation are granted subject to the provisions of this Article eleven.

Indemnification under the Amended and Restated Bylaws of the Issuer —

Our amended and restated bylaws do not contain any provisions with respect to indemnification.

Indemnification under Indemnification Agreements with Directors and Officers

We have not entered into indemnification agreements with our officers and directors. We have obtained directors’ and officers’ liability insurance, which insures against liabilities that its directors or officers may incur in such capacities.

RECENT SALES OF UNREGISTERED SECURITIES

We issued unregistered securities to Sayed Hamid Behbehani & Sons Co., W.L.L. and several of its affiliates in the following transactions from May 10, 2009 through May 10, 2012 (on a pre-reverse stock split basis):

On October 4, 2010, the Company issued 189,250 shares of Series B Cumulative Convertible Preferred Stock pursuant to an exemption under regulation S of the Securities Act for $946,250. The capital raised from this transaction is being used to fund operational and construction related development costs.

On September 15, 2010, the Company issued 100,000 shares of Series B Cumulative Convertible Preferred Stock pursuant to an exemption under regulation S of the Securities Act for $500,000. The capital raised from this transaction is being used to fund operational and construction related development costs.

On August 2, 2010, the Company issued 100,000 shares of Series B Cumulative Convertible Preferred Stock pursuant to an exemption under regulation S of the Securities Act for $500,000. The capital raised from this transaction is being used to fund operational and construction related development costs.

On March 23, 2010 we issued 1,306,668 shares of common stock pursuant to an exemption under regulation S of the Securities Act for $980,001. The capital raised from this transaction was used to purchase an additional 23.6% of the common voting shares of TransRadio on March 25, 2010.

On December 22, 2009 we issued 2,934,000 shares of common stock pursuant to an exemption under Regulation S of the Securities Act for $2,200,500.

EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

The audited financial statements for the years ended December 31, 2011 and 2010 and Reports on Form 8-K filed on January 5, January 31, February 21, April 6 and April 20 of 2012 and incorporated by reference herein.

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
2.01

Amended and Restated Agreement and Plan of Merger and Plan of Reorganization among Sixth Business Service Group and Pernix Group, Inc. Appendix A (Incorporated by reference from Exhibit 2.01 to the Form S-4 filed on 12/9/1999)

3.011	Restated Certificate of Incorporation of Pernix Group, Inc., dated December 10, 2009 (Incorporated by reference from Exhibit 3.1 to the Form 10-Q filed on 5/17/10)
3.012	Restated Certificate of Incorporation of Pernix Group, Inc., dated September 30, 2011 (Incorporated by reference from Exhibit 3.1 to the Form 8-K filed on 9/30/11)
3.02	By-laws of Pernix Group, Inc. (Incorporated by reference from Exhibit 3.02 to the Form S-4 filed on 7/2/2001)
3.03	Certificate of Designations of the Series A Convertible Preferred (included as an exhibit to our Form-Q filed on August 12, 2010)

3.04	Certificate of Designations of the Series B Convertible Preferred Stock (included as an exhibit to our Form-Q filed on August 12, 2010)
3.05	Certificate Of Amendment To The Restated Certificate Of Incorporation Of Pernix Group, Inc. (included as an exhibit to our Form 8-K filed on September 30, 2011)
5.1	Opinion of Freeborn & Peters LLP *
10.01

Agreement for Design, Supply of Plant and Equipment, Private Construction, Maintenance and Operation, and Transfer of Ownership dated June 10, 1997 (Incorporated by reference from Exhibit 10.01 to the Form S-4 filed on 12/9/1999)

10.02

Agreement for Design, Supply of Plant and Equipment, Private Construction, Maintenance and Operation, and Transfer of Ownership, Change Order Number 1, dated November 30, 1998 (Incorporated by reference from Exhibit 10.02 to the Form S-4 filed on 12/9/1999)

10.03

Agreement for Design, Supply of Plant and Equipment, Private Construction, Maintenance and Operation, and Transfer of Ownership, Change Order Number 2, dated November 30, 1998 (Incorporated by reference from Exhibit 10.03 to the Form S-4 filed on 12/9/1999)

10.04

Agreement and Contract for Construction of Koblerville Expansion Project between the Northern Mariana Islands and Pernix Group dated July 28, 1998 (Incorporated by reference from Exhibit 10.04 to the Form S-4 filed on 12/9/1999)

10.05

Memorandum of Understanding between Sayed Hamid Behbehani & Sons, Co. W.L.L. and Pernix Group, Inc. regarding right of first refusal for certain areas (Incorporated by reference from Exhibit 10.08 to the Form S-4 filed on 12/9/1999)

10.06	Lease of Tinian Land between the Commonwealth Utilities Corporation and Telesource International CNMI, Inc. (Incorporated by reference from Exhibit 10.15 to the Form S-4 filed on 12/9/1999)
10.07	Pernix Group, Inc. Sayed Hamid Behbehani & Sons Co., Joint Venture, L.P. Agreement (Incorporated by reference from Exhibit 10.17 to the Form 10KSB filed on 4/2/2007)
21.0	List of Subsidiaries and their jurisdictions (incorporated by reference to Exhibit 21.1 to Form 10-K for the year ended December 31, 2011, filed on March 30, 2012 File No. 333-92445).
23.01	Consent of Independent Registered Public Accounting Firm *
23.02	Consent of Freeborn & Peters LLP as legal counsel (incorporated by reference in Exhibit 5. 1) *

* Filed herewith. Those items listed above but not filed herewith are incorporated by reference.

UNDERTAKINGS

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary Prospectus or Prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing Prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing Prospectus relating to the Offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the Offering made by the undersigned registrant to the purchaser.

(5) Since the small business issuer is subject to Rule 430C, each Prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than Prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or Prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or Prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or Prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this Amendment No. 4 to its registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Lombard, State of Illinois, on the 10th day of May, 2012.

PERNIX GROUP, INC.

By:	/s/ Nidal Zayed
Nidal Zayed
President and Chief Executive Officer

By:	/s/ Gregg D. Pollack
Gregg D. Pollack
Vice President — Administration and Chief Financial Officer

By:	/s/ Carol J. Groeber
Carol J. Groeber
Corporate Controller and Principal Accounting Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement and / or Amendment has been signed by the following persons in the capacities and on May 10, 2012.

	/s/ Ralph Beck*	Chairman of the Board of Directors
Ralph Beck

	/s/ Nidal Z. Zayed	Director, President and Chief Executive Officer
Nidal Z. Zayed

	/s/ Max Engler*	Director
Max Engler

	/s/ Jeffrey Adams*	Director
Jeffrey Adams

	/s/ Trudy Clark*	Director
Trudy Clark

	/s/ Carl Smith*	Director
Carl Smith

	/s/ Ibrahim Ibrahim*	Director
Ibrahim Ibrahim

* By	/s/ Nidal Z. Zayed as attorney-in-fact.